Exhibit 99.1

GAMECORP LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2010

(EXPRESSED IN CANADIAN DOLLARS)

Unaudited, prepared by Management
(Stated in Canadian Dollars)

The unaudited interim consolidated financial statements of Gamecorp Ltd. (the “Company”) have not been reviewed by the auditors of the Company. This notice is being provided in accordance with section 4.3(3)(a) of the National Instrument 51-102 Continuous Disclosure Obligations.

CONTENTS

Consolidated Balance Sheets               3

Consolidated Statements of Operations             4

Consolidated Statements of Cash Flows             5

Notes to Consolidated Financial Statements             6 - 27

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Balance Sheets

ASSETS	June 30, 2010 (unaudited)	September 30, 2009
Current
Cash	$32,000	$3,000
Short term investments	5,000	5,000
Accounts receivable	-	25,000
Prepaid	14,000	-
Notes receivable (note 4)	-	23,000
Total Current Assets	51,000	56,000
Investments (note 6)	449,000	327,000
Total Assets	$500,000	$383,000
LIABILITIES
Current
Accounts payable and accrued charges (note 13)	$1,023,000	$790,000
Due to related parties (note 7)	575,000	266,000
Notes payable (note 8)	573,000	562,000
Total Current Liabilities	2,171,000	1,618,000
Commitments and Contingencies (note 10)

SHAREHOLDERS’ (DEFICIENCY) EQUITY
Share Capital (note 12)	45,407,000	45,407,000
Contributed Surplus (note 12c)	1,257,000	1,257,000
Unissued Share Liability (note 9)	50,000	-
Deficit	(48,351,000)	(47,552,000)
Accumulated Other Comprehensive (Loss) Income	(34,000)	(347,000)
Total Shareholders’ (Deficit) Equity	(1,671,000)	(1,235,000)
Total Liabilities and Shareholders’ (Deficit) Equity	$500,000	$383,000

APPROVED ON BEHALF OF THE BOARD
“GRAHAM SIMMONDS” (Director)	“NEAL ROMANCHYCH” (Director)

(The accompanying notes are an integral part of these consolidated financial statements.)

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Statements of Operations
For The Three and Nine Months Ended June 30

	For the Three Months Ended June 30, 2010	For the Nine Months Ended June 30, 2010	For the Three Months Ended June 30, 2009	For the Nine Months Ended June 30, 2009
Revenues	$-	$60,000	$62,000	$182,000
Expenses
General and administrative	81,000	548,000	265,000	816,000
Amortization of property and equipment	-	-	2,000	6,000
Total Expenses	81,000	548,000	267,000	822,000
Loss from Operations	(81,000)	(488,000)	(205,000)	(640,000)
Other Income (Expenses)
Interest expense	(11,000)	(15,000)	(3,000)	(12,000)
Fair value adjustment to derivative financial instrument (note 11)	2,000	(10,000)	1,000	14,000
Gain on disposal of investments (note 6)	-	-	31,000	31,000
Impairment of due from related parties (note 7)	-	(128,000)	-	-
Equity share of loss of investee	-	(176,000)	(127,000)	(430,000)
Writedown of advance to corporation	-	-	-	(5,000)
Foreign exchange gain (loss)	21,000	(15,000)	(131,000)	150,000
Total Other Income (Expenses)	12,000	(344,000)	(229,000)	(252,000)
Earnings (Loss) from Continuing Operations
before Income Taxes	(69,000)	(832,000)	(434,000)	(892,000)
Provision for income taxes	-	-	-	-
Earnings (Loss) from Continuing Operations	(69,000)	(832,000)	(434,000)	(458,000)
Earnings (Loss) from Discontinued Operations (no tax effect) (note 5)	-	33,000	-	(529,000)
Net Earnings (Loss)	(69,000)	(799,000)	(434,000)	(1,421,000)
Deficit – beginning of period	(48,282,000)	(47,552,000)	(45,587,000)	(44,600,000)
Deficit – end of period	$(48,351,000)	$(48,351,000)	$(46,021,000)	$(46,021,000)
Earnings Per Weighted Average Number of Shares Outstanding – Basic
Continuing Operations	$(0.007)	$(0.090)	$(0.057)	$(0.109)
Net Earnings	$(0.007)	$(0.087)	$(0.057)	$(0.173)
Weighted Average Number of Shares Outstanding – Basic	9,207,015	9,207,015	8,207,015	7,551,943
Other Comprehensive Income:
Net Earnings (Loss)	$(69,000)	$(799,000)	$(434,000)	$(1,421,000)
Add: Unrealized holding gain (loss) on marketable securities	252,000	313,000	100,000	(187,000)

Other Comprehensive Income (Loss)	$183,000	$(486,000)	$(334,000)	$(1,608,000)

(The accompanying notes are an integral part of these consolidated financial statements.)

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For The Three and Nine Months Ended June 30

	For the Three Months Ended June 30, 2010	For the Nine Months Ended June 30, 2010	For the Three Months Ended June 30, 2009	For the Nine Months Ended June 30, 2009
Cash Flows from Operating Activities
Net earnings (loss) from continuing operations	$(69,000)	$(832,000)	$(434,000)	$(892,000)
Adjustments for:
Amortization of property and equipment	-		2,000	6,000
Share of equity loss	-	176,000	127,000	430,000
Foreign exchange gain (loss)	(21,000)	15,000	130,000	(150,000)
Write down of advance to corporation	-		-	5,000
Fair value adjustment on derivative financial instrument	(2,000)	10,000	(1,000)	(14,000)
Gain on disposal of investments	-	-	(31,000)	(31,000)
Changes in Non-Cash Working Capital:
Accounts receivable	18,000	25,000	(10,000)	42,000
Prepaid expenses and sundry assets	(9,000)	(14,000)	1,000	8,000
Accounts payables and accrued charges	(26,000)	327,000	130,000	417,000
Net funds (used in) continuing operating activities	(109,000)	(293,000)	(86,000)	(179,000)
Net earning (loss) from discontinued operations	-	(41,000)	-	(529,000)
Adjustments for:
Assets and liabilities of discontinued operations	-	74,000	-	529,000
Cash Flows from Investing Activities:
(Increase) decrease in investments	-	-	2,000	(21,000)
Increase (decrease) in advances to/from related parties, net	57,000	216,000	(231,000)	(370,000)
Proceeds from sale of investments	-	-	190,000	190,000
(Increase) decrease in note receivable	23,000	23,000	23,000	148,000
Net funds provided by (used in) investing activities	80,000	239,000	(16,000)	(53,000)
Cash Flows from Financing Activities:
Bank indebtedness	-	-	-	(30,000)
Proceeds received on private placement	50,000	50,000	100,000	300,000
Repayment of notes payable	-	-	(3,000)	(42,000)
Decrease in short term investments	-	-	-	15,000
Net funds provided by financing activities	50,000	50,000	97,000	243,000
Net (Decrease) Increase in Cash	21,000	29,000	(5,000)	11,000
Cash – beginning of period	11,000	3,000	16,000	-
Cash – end of period	$32,000	$32,000	$11,000	$11,000
Supplemental information provided in note 16.

(The accompanying notes are an integral part of these consolidated financial statements.)

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

1.       Organization and Nature of Business

Gamecorp Ltd. (the "Company" or "Gamecorp") was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario. On May 28, 2008, the Company changed its name from Eiger Technology, Inc. to Gamecorp Ltd.  The Company is listed as an issuer on the Canadian National Stock Exchange (“CNSX”) and as a foreign issuer on the NASD Over-the-Counter Bulletin Board.

The Company is an investment and merchant banking enterprise focused on the development of its investments. The Company’s current investment is in InterAmerican Gaming Inc. (“InterAmerican”), a development stage enterprise. The Company is also developing investments in international mobile sweepstakes projects.

Recent Developments

During fiscal 2009, the Company entered into an agreement with Function Mobile Inc. (“FMI”) to acquire the irrevocable world-wide exclusive right to participate in any pending and future mobile lottery, gaming or sweepstakes projects, proposals, services and products that FMI and its subsidiaries and affiliates has or will undertake.

On June 30, 2010, the Company entered into a Settlement Agreement with Newlook Industries Corp. (“Newlook”) and Wireless Age Communications, Inc. (“Wireless Age”) (the “Debt Settlement Agreement”). Pursuant to the terms of the Debt Settlement Agreement, the Company, Newlook and Wireless Age agreed to transfer certain assets amongst themselves to settle a $452,829 loan provided by Newlook and unpaid services provided by Wireless Age totaling $29,400. See note10.

In order to improve the financial position of the Company, GameCorp through a series of separate related party agreements pursuant to which it intends to extinguish certain liabilities of the Company. The related parties included: John G. Simmonds, outgoing CEO and director, The Woodham Group which is 50% owned by Graham Simmonds a director and newly appointed CEO of the Company, Carrie J. Weiler, an officer of the Company, Jason Moretto a former officer and director of the Company and Baron Group Ventures, a division of Wagerphone Inc. which is solely owned by Marc Askenasi who has been contracted by the Company to provide consulting and management services for international mobile phone technology opportunities. For further details see note 10.

The Company will recognize a collective net gain on these settlements when they are closed.  Although all of these settlements were dated June 30, 2010, prior to period end, not all conditions precedent to close were completed by the date of issuance of these financial statements.

In general, the Issuer participates in the development of international mobile sweepstakes projects. The Company provides management, administration, early funding and other assistance to its investees.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

The Company’s cash resources for funding have typically come from the realization of previous investments, third-party debt, related party loans, and private placements.

Changes in Officers and Directors

On April 28, 2010 Mr. Jason Moretto resigned as President, Chief Operating Officer and Director of the Company.

Further changes to officers and directors occurred subsequent to quarter end as described in note 19.

2.	Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles ("GAAP") and accounting principles generally accepted in the United States of America.

The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $2,120,000 and an accumulated deficit of $48,351,000 as at June 30, 2010.  The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to increase management fees and interest income, and sustain profitable operations.  Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

During the three month period ended June 30, 2010, the Company entered into several agreements (described in note 10) that will improve the financial position of the Company when they are concluded.

The Company believes that future share issuances and free cashflow available from development of international mobile sweepstakes investments will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

3.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, except as noted in note 14, is consistent in all material respects with accounting principles generally accepted in the United States of America.  The principal accounting policies followed by the Company are as follows:

a)	Basis of Presentation

The accompanying consolidated financial statements include the accounts of Gamecorp and its subsidiaries are presented in Canadian dollars under the accrual method of accounting.  All significant intercompany transactions and balances have been eliminated upon consolidation.

The Company has the following subsidiaries:
Name of Corporation	% Ownership
Alexa Properties Inc.*	100%
ETIFF Holdings (BC) Ltd.*	100%
Club Connects Corp.*	100%
EigerNet Inc.*	58.4%
Applied Lighting Technologies Inc.*	75%
Energy Products International Ltd.*	75%
International Balast Corp.*	75%
Call Zone Canada Inc.*	100%
990422 Ontario Ltd.*	100%
          * Inactive or holding company only

b)	Discontinued Operations

The Company has recognized the results of its investment in Newlook as discontinued operations. During fiscal 2007 the Company made a decision to dispose of its investment over time to focus on other gaming based opportunities.

c)	Short Term Investments

Short term investments are carried at the lower of cost or fair value and consist of guaranteed investment certificates.

d)	Investments

Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company's ability to exercise significant influence over the operating and financial policies of the investee.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

Equity Investments

Equity investments are recorded at original cost and adjusted periodically to recognize the Company's proportionate share of the investees' net income or losses after the date of investment. When net losses from an equity accounted for investment exceed its carrying amount, the investment balance is reduced to zero and additional losses are not provided for.

The Company resumes accounting for the investment under the equity method when the entity subsequently reports net income and the Company's share of that net income exceeds the share of net losses not recognized during the period the equity method was suspended. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred. When an equity accounted for investee issues its own shares, the subsequent reduction in the Company's proportionate interest in the investee is reflected in income as a proportionate interest deemed dilution gain or proportionate interest loss on disposition.

Cost Investments

Investments are recorded at original cost and written down only when clear evidence that a decline in value, other than temporary, has occurred.

e)	Advertising Costs

The Company expenses advertising costs as incurred.

f)	Long-lived Asset Impairment

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed based on the carrying amount of a long-lived asset compared to the sum of the future undiscounted cash flows expected to result from the use and the eventual disposal of the asset.  An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

g)	Revenue Recognition

Operating revenues are recognized when they are earned, specifically, when services are provided, products are delivered to customers, persuasive evidence of an arrangement exists, amounts are fixed or determinable, and collectability is reasonably assured. The Company's principal sources of revenue were management fees from investees and interest income from loans provided recognized on an accrual basis.

h)	Income Taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

i)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings (loss) per share, according to the treasury stock method, assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted earnings (loss) per share calculation. The diluted earnings (loss) per share calculation assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings (loss) per share. Stock options and share purchase warrants outstanding are not included in the computation of diluted loss per share if their inclusion would be anti-dilutive.

j)         Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.  Examples of estimates include accrued charges and the composition of future income tax asset and future income tax liability.

k)	Stock Based Compensation

The Company accounts for stock based compensation which includes the issuance of options of equity instruments using the fair value method. The estimated fair value is amortized to expense over the period in which the related services are rendered, which is usually the vesting period of the options. All outstanding options are classified as contributed surplus within shareholders’ equity and carried at their fair value.

l)	Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into Canadian dollars at the foreign currency exchange rate in effect at each balance sheet date. Non-monetary items in foreign currencies are translated into Canadian dollars at historical rates of exchange except for those carried at market which are translated at the foreign currency exchange rate

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

in effect at each balance sheet date. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the weighted average foreign current exchange rate for the year. Translation gains and losses are included in determining net earnings.

m)	Recent Accounting Pronouncements

In December 2008, the CICA issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”. Section 1582 establishes standards for accounting for business combinations and is equivalent to the International Financial Reporting Standards (“IFRS”) standard, IFRS 3 (Revised). The new standards apply to business combinations with an acquisition date on or after January 1, 2011, however earlier adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

Sections 1601 and 1602, together, replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for non-controlling interest in a subsidiary subsequent to a business combination. It is equivalent to the provisions in IFRS standard, IAS 27 (Revised), “Consolidated and Separate Financial Statements”. The new standards apply to interim and annual consolidated financial statements with fiscal years beginning on or after January 1, 2011. Early adoption is permitted as of the beginning of the fiscal year. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, will be adopted as Canadian GAAP effective January 1, 2011 and will require restatement of the comparative 2010 figures. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

4.       Notes Receivable

	June 30, 2010	September 30, 2009
Former optionees	$-	$23,000
Less : current portion	-	(23,000)
Long term	$-	$-

On March 31, 2008, the Company sold 3,702,000 Newlook common shares under non-interest bearing promissory notes totaling $586,000 with varying repayment dates between March 8, 2009 and March 8, 2010. As of June 30, 2010 all promissory notes were settled.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

5.	Discontinued Operations

The Company regarded its investment in Newlook as discontinued operations and has done so since fiscal 2007.

During the three months ended December 31, 2009, the Company acquired 200,000 Newlook common shares at a cost of $41,000. The Company recorded $41,000 as its share of Newlook losses during the quarter ended March 31, 2010, effectively reducing the Company’s carrying value to $Nil.

During the three months ended March 31, 2010, the Company sold 489,000 Newlook common shares for net proceeds of $74,000.  As the Company’s carrying value of Newlook common shares was reduced to $Nil the Company recognized a gain to the full extent of proceeds received.

During the three month period ended June 30, 2010, the Company entered into a series of debt settlements, described in note 10, pursuant to which it intends to dispose of 4,050,000 Newlook shares, representing all of the Newlook shares owned by the Company.

As of June 30, 2010, the Company retained ownership of 4,050,000 Newlook common shares representing a 13.3% interest.  The carrying value of the Newlook shares was $Nil at June 30, 2010.

The operations of Newlook are presented in the consolidated financial statements as discontinued operations as follows:

	Three months ended June 30, 2010	Nine months ended June 30, 2010	Three months ended June 30, 2009	Nine months ended June 30, 2009
Share of earnings (loss) of equity accounted investee	-	(41,000)	-	(529,000)
Gain on disposal of investment	-	74,000	-	-
(Loss) from discontinued operations	-	33,000	-	(529,000)

6.        Investments

a)	InterAmerican

The Company accounts for its investment in InterAmerican through the equity method.

The Company recorded $176,000 as its share of InterAmerican losses during the nine month period ended June 30, 2010 which effectively reduced the carrying value of this investment to $Nil.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

On June 30, 2010, the Company held 30,662,600 InterAmerican common shares, representing a 45.2% interest.

b)	Gate To Wire

The Company accounts for its investment in Gate To Wire as available-for-sale investment measured at fair value. Unrealized gains or losses are recorded in accumulated other comprehensive income.

During the three month period ended June 30, 2010, the Company entered into a series of debt settlements pursuant to which it intends to dispose of 4,690,000 Gate to Wire shares (see Note 10).

As of June 30, 2010, the Company retains ownership of 4,690,000 Gate To Wire common shares representing a 16.9% ownership interest.  At June 30, 2010, the fair value of the Gate To Wire investment was $449,000 and the book value was $483,000.  Accordingly, the Company has recorded a cumulative $34,000 unrealized loss on the Gate To Wire investment within accumulated other comprehensive income.

c)	Investment activity during the nine month period ended June 30, 2010 can be summarized as follows:

June 30, 2010
	Equity Share of Loss	Foreign Exchange Gain/(Loss)	Other Comprehensive Gain/(Loss)	Carrying Value	September 30, 2009 Ending Carrying Value
InterAmerican	$(176,000)	-	-	-	$176,000
Gate To Wire	-	61,000	237,000	449,000	151,000
Total	$(176,000)	61,000	237,000	449,000	$327,000

7.        Due to Related Parties

Amounts due to related parties are as follows:

	June 30, 2010	September 30, 2009
Newlook and subsidiaries	$482,000	$169,000
Officers	93,000	97,000
	$575,000	$266,000

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

Amounts due to Newlook are interest bearing at the Bank of Canada’s prime rate plus 2%, are unsecured and have no specific repayment dates. Certain amounts due to officers bear interest at 12%, are unsecured and have no specific terms of repayment.  Certain other amounts due to an officer are non-interest bearing, unsecured and have no specific repayment date.

During the nine month period ended June 30, 2010 the Company advanced InterAmerican $85,000 and advanced Gate To Wire $43,000. There is doubt about InterAmerican and Gate To Wire’s ability to continue as a going concern as they have significant working capital deficiencies and are largely reliant upon the Company to finance current operations.  As such the Company has determined the collection of amounts due from InterAmerican and Gate To Wire is doubtful and has therefore recorded a charge to income of $128,000.

All amounts due to Newlook (and its subsidiaries) were settled on June 30, 2010 through a debt settlement agreement as described in note 10.

8.	Notes Payable

On March 31, 2008, the Company agreed to issue non-interest bearing promissory notes to certain former Newlook option holders totaling $1,253,000 representing a cancellation fee of $0.30 per option on 4,178,000 cancelled Newlook options. Pursuant to the terms of the note, the Company is obligated to pay $251,000 on the first day of the month for 5 consecutive months beginning May 1, 2008. The Company did not make payments as originally contemplated, however as of September 30, 2009, the Company reduced the promissory notes with cash payments totaling $398,000 and a credit of $240,000, to a note holder who agreed to subscribe for common shares.

On June 30, 2010, the Company is in default and $583,000 remains unpaid under these promissory notes. At June 30, 2010, the fair value of the notes payable was $573,000.

9.	Unissued Share Liability

During the three month period ended June 30, 2010, the Company received $50,000 in cash from investors under a $0.05 per share common stock share subscription. As of June 30, 2010, the share subscription had not yet closed and accordingly the Company recorded a total of $50,000 as unissued share liability. The Company is obligated to issue 1,000,000 common shares to settle this liability. On closing the liability will be transferred to share capital.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

10.       Commitments and Contingencies

Function Mobile Panamanian Project:

On November 19, 2009, Function Mobile Inc. assigned its rights under a letter of intent for a Panamanian project to Gamecorp pursuant to which the Company became obligated to fund approximately $116,000 of capital expenditure and pre breakeven operating costs. As of June 30, 2010, the Company has funded an immaterial amount under this commitment.

Debt Settlement Agreement

On June 30, 2010, the Company entered into a Settlement Agreement with Newlook and its subsidiary Wireless Age. Pursuant to the terms of the Agreement, GameCorp intends to transfer the following assets to Newlook and/or Wireless Age; 1) 2,250,000 common shares of Newlook, 2) a $343,372.75 receivable from Gate To Wire, which the Company previously determined was uncollectible, and 3) 4,690,000 common shares of Gate To Wire. Newlook and/or Wireless Age intends to transfer the following assets to GameCorp; 1) all of the issued and outstanding common shares of Grandvue Inc., 2) a $25,000 receivable which had been previously determined as uncollectible, and 3) a $134,795 promissory note issued by Function Mobile Inc., which also had been previously determined to be uncollectible. In addition, Newlook agreed to assume all liabilities of GameCorp to Jason Moretto, a former director of the Company. Through the exchange of assets and liabilities as described above all parties agreed that a $452,829 loan provided by Newlook and unpaid services provided by Wireless Age totaling $29,400, will be settled.

The Company also entered into a series of separate related party agreements pursuant to which it intends to extinguish liabilities of the Company on the following basis; 1) GameCorp, subject to regulatory approval, agreed to issue 1,000,000 shares of its common stock and 750,000 Newlook common shares to each of John G. Simmonds, and The Woodham Group to settle liabilities of $270,000 and $220,500, respectively.  2) The Company agreed, subject to regulatory approval, to issue 400,000 shares of its common stock and 300,000 Newlook common shares to Carrie J. Weiler, an officer of the Company, to settle liabilities totaling $83,947. 3) The Company agreed, subject to regulatory approval, to issue 1,000,000 shares of its common stock to Baron Group to settle $83,476 in outstanding liabilities. 4) The Company intends to extinguish certain director’s fees obligations to former directors.

The Company will recognize a collective net gain on these settlements when they are closed.  Although all of these settlements were dated June 30, 2010, prior to period end, not all conditions precedent to close were completed by the date of issuance of these financial statements.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

11.	Financial Instruments

The Company has classified its financial instruments as follows:

	June 30, 2010		September 30, 2009
	Carrying amount	Fair value	Carrying amount	Fair Value
Financial assets
Cash	$32,000	$32,000	$3,000	$3,000
Short term investments, held for trading measured at fair value	5,000	5,000	5,000	5,000
Accounts receivable, held-for trading measured at fair value	-	-	25,000	25,000
Notes receivable, held-for-trading measured at fair value	-	-	23,000	23,000
Investments, available-for-sale measured at fair value	483,000	449,000	498,000	151,000
	$520,000	$486,000	$554,000	207,000
Financial liabilities
Accounts payable and accrued charges, other financial liability measured at amortized cost	$1,023,000	$1,023,000	$790,000	$790,000
Due to related parties, other financial liability measured at amortized cost	575,000	575,000	226,000	226,000
Notes payable, held-for-trading measured at fair value	583,000	573,000	573,000	562,000
	$2,181,000	$2,171,000	$1,589,000	$1,578,000

Held-for-trading assets and liabilities are carried at fair value. Loans and receivables assets and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest method. For accounts receivable, due from or to related parties, bank indebtedness, accounts payable and accrued charges and liabilities of discontinued operations, the carrying amounts approximate fair value because of the short maturity of these instruments. Notes receivable and payables which are non-interest bearing are carried at fair value.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

Fair value adjustments to financial instruments are summarized as follows:

	June 30, 2010	September 30, 2009
Notes receivable – note 4	$-	$4,000
Notes payable – note 8	10,000	1,000
Total	$10,000	$5,000

12.	Share Capital

Authorized: 100,000,000 Common Shares without par value.

Issued:

	June 30, 2010		September 30, 2009
	No. of Shares	Amount	No. of Shares	Amount
Beginning of period	9,207,015	$45,407,000	4,226,093	$44,286,000
Issued in private placement	-	-	5,000,000	1,100,000
Cancelled	-	-	(23,190)	(1,000)
Treasury shares	-	-	4,112	22,000

End of period	9,207,015	$45,407,000	9,207,015	$45,407,000

a)    Stock Options

The Company awards unconditional stock options to employees, officers, directors and others at the recommendation of the Chief Executive Officer (“CEO”) under an incentive stock plan (the "Plan").  Options are granted at the fair market value of the shares on the day granted, and vest over various terms.  Compensation expense is recognized when options are issued over the vesting term.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

The following is a continuity schedule of outstanding options for the reporting periods:

	No. of Options	June 30, 2010 WAEP	No. of Options	Fiscal 2009 WAEP
Beginning of period	117,500	$4.00	237,100	$6.46
Expired	(75,000)	4.00	(119,600)	8.87
Cancelled due to consolidation	-	-	-	-
Issued due to consolidation	-	-	-	-

End of period	42,500	$4.00	117,500	$4.00

Under the Plan, at September 30, 2009, the Company has authorized for issuance a maximum of 720,000 options to acquire common shares of the Company of which 677,500 options are available.  The total proceeds that would be generated upon exercise of all issued and outstanding options are approximately $170,000.

b) Warrants

The following is a continuity schedule of outstanding warrants for fiscal 2010:

	June 30, 2010
	No. of Warrants	WAEP
Beginning of period	357,000	$7.50
Expired	(357,000)	(7.50)
End of period	-	$-

c) Contributed Surplus

Contributed surplus consisted of stock-based compensation of $1,189,000 and $89,000 representing the fair value of warrants as part of financing.  During the year ended September 30, 2009, 4,112 treasury shares valued at $22,000, were issued and 23,190 shares valued at $1,000 were cancelled.
September 30, 2008		$1,278,000
Treasury shares:	- issued (4,112)	(22,000)
	- cancelled (23,190)	1,000
September 30, 2009 and June 30, 2010		$1,257,000

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

13.       Related Party Transactions

All transactions within the corporate group are in the normal course of business and are recorded at the exchange value agreed to by the related parties.  Inter-company transactions and balances are eliminated upon consolidation.

Service fees charged by directors, officers or corporations owned by management personnel during the nine month period ended June 30, 2010 totaled $345,000 (2009 - $367,000). Services fees accrued by certain directors and officers are subject to a debt settlement agreement as described in note 10.

Management fees earned from investees during the nine month period ended June 30, 2010 totaled $60,000 (2009 - $120,000)

Included in accounts payable are payables to directors, officers or corporations owned by management personnel of $823,000 (Sept. 2009 - $586,000).

14.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from U.S. GAAP. There were no material differences between Canadian and U.S. GAAP.

In September 2006, Financial Accounting Standards Board (“FASB”) issued Statement of Accounting Standards (“SFAS”) No. 158, “Employers' Accounting for Defined Benefit  Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)” ("SFAS 158") . The Company has adopted SFAS 158 except for the requirement to measure plan assets and benefit obligations as of the date of the Company's fiscal year-end statement of financial position which is effective to fiscal years beginning after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 158 could have on its consolidated financial statements.

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” ("SFAS 141(R)"). This statement replaces SFAS No. 141, “Business Combinations” and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)'s requirement to measure the non-controlling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the non-controlling interest in

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, “Accounting for Income Taxes”, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, “Goodwill and Other Intangible Assets”, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 141(R) could have on its consolidated financial statements.

In December 2007, FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the non-controlling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 160(R) could have on its consolidated financial statements.

In February 2008, FASB issued FASB Staff Position (“FSP”) on SFAS No. 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP SFAS 140-3”).  The objective of this FSP is to provide guidance on accounting for a transfer of a financial asset and a repurchase financing.  This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” ("SFAS 140").  However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under SFAS No. 140.  FSP SFAS 140-3 is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within these fiscal years.  Earlier application is not permitted.  The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In February 2008, FASB issued FSP on American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 07-1-1, “Effective Date of AICPA Statement of Position 07-1” (“FSP SOP 07-1-1”).  FSP SOP 07-1-1 delays indefinitely the effective date of AICPA Statement of Position 07-1, “Clarification of the Scope of the Audit  and  Accounting

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies'' ("SOP No. 07-1").  SOP No. 07-1 clarifies when an entity may apply the provisions of the Guide.  Investment companies that are within the scope of the Guide report investments at fair value;  consolidation  or  use  of  the equity method for investments  is  generally  not  appropriate.  SOP No.  07-1 also addresses the retention of specialized investment company accounting by a parent company in consolidation or by an equity method investor.  The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In March 2008, FASB issued SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 161 could have on its consolidated financial statements.

In April 2008, FASB issued FSP SFAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP SFAS 142-3"). FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other US GAAP. FSP SFAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The requirement for determining useful lives must be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. Early adoption is prohibited. The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In May, 2008, FASB issued FSP Accounting Principles Board ("APB") 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." Additionally, FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

In May 2008, FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States (the GAAP hierarchy). SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In June 2008, FASB issued FSP EITF Issue 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”).  FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method described in paragraphs 60 and 61 of SFAS No. 128, “Earnings per Share”. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years.  The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In September 2008, FASB issued FSP SFAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" (“FSP SFAS 133-1 and FIN 45-4”).  FSP SFAS 133-1 and FIN 45-4 amends FASB Statement No. 133,

“Accounting for Derivative Instruments and Hedging Activities”, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument.  FSP SFAS 133-1 and FIN 45-4 also amends FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, FSP SFAS 133-1 and FIN 45-4 clarifies the Board’s intent about the effective date of FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. FSP SFAS 133-1 and FIN 45-4 is effective for reporting periods (annual or interim) ending after November 15, 2008.  The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In October 2008, FASB issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active"” (“FSP SFAS 157-3”).  FSP SFAS 157-3 clarifies the application of FASB Statement No. 157, “Fair Value Measurements”, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP SFAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued.  The adoption did not have a material impact on the Company’s financial position or results of operations.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

In December 2008, FASB issued FSP SFAS 140-4 and FIN 46 (R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP SFAS 140-4 and FIN 46 (R)”). FSP SFAS 140-4 and FIN 46 (R) amends FASB SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB SFAS 46 (revised December 2003), “Consolidation of Variable Interest Entities”, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, this FSP requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special purpose entity (“SPE”) that holds a variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE. The disclosures required by FSP SFAS 140-4 and FIN 46 (R)” are intended to provide greater transparency to financial statement users about a transferor’s continuing involvement with transferred financial assets and an enterprise’s involvement with variable interest entities and qualifying SPEs. FSP SFAS 140-4 and FIN 46 (R) is effective for reporting periods (annual or interim) ending after December 15, 2008.  The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In December 2008, FASB issued FSP SFAS 132(R)-1, “Employers' Disclosures about Postretirement Benefit Plan Assets” (“FSP SFAS 132 (R)-1”). FSP SFAS 132(R)-1 amends SFAS 132(R) to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. It also includes a technical amendment to SFAS 132(R) that requires a non-public entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. FSP SFAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In April 2009, FASB issued FSP SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP SFAS 157-4”),which provides guidance for making fair value measurements more consistent with the principles presented in SFAS 157. FSP SFAS 157-4 provides additional authoritative guidance in determining whether a market is active or inactive, and whether a transaction is distressed. It is applicable to all assets and liabilities (e.g. financial and nonfinancial) and will require enhanced disclosures. It is effective for interim and annual reporting periods ending after June 15, 2009. The Company has adopted this standard for the period ended September 30, 2009 with no impact on its consolidated financial statements.

In April 2009, FASB issued FSP SFAS 115-2 and SFAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, (“FSP SFAS 115-2 and SFAS 124-2”) which provides additional guidance to provide greater clarity about the credit and noncredit component of any other-than-temporary impairment event related to debt securities and to more effectively communicate when an other-than-temporary impairment event has occurred.  It is effective for

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

interim and annual reporting periods ending after June 15, 2009. The adoption did not have a material impact on the Company’s financial position or results of operations.

In April 2009, FASB issued FSP SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, (“FSP SFAS 107-1 and APB 28-1”) which amends SFAS 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments in interim as well as in annual financial statements. FSP SFAS 107-1 and APB 28-1 also amends APB Opinion 28, “Interim Financial Reporting”, to require those disclosures in all interim financial statements. It is effective for interim periods ending after December 31, 2009. The Company does not anticipate its adoption having a material impact on its consolidated financial statements.

In April 2009, FASB issued FSP SFAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, (“FSP SFAS141(R)-1”), which amends and clarifies SFAS 141 (revised 2007), “Business Combinations”, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. It is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company has adopted this standard for the period ended September 30, 2009 with no impact on its consolidated financial statements.

In April 2009, the SEC released Staff Accounting Bulletin No. 11, “Other Than Temporary Impairment of Certain Investments in Equity Securities” (“SAB 111”), which amends SAB Topic 5-M, “Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities”. SAB 111 notes that FSP SFAS 115-2 and SFAS 124-2 were scoped to debt securities only, and the FSP referred readers to SEC SAB Topic 5-M for factors to consider with respect to other-than-temporary impairments for equity securities. With the amendments in SAB 111, debt securities are excluded from the scope of Topic 5-M, but the SEC staff’s views on equity securities are still included within the topic. The Company currently does not have any financial assets that are other-than-temporary impaired.

In May 2009, FASB issued SFAS 165 “Subsequent Events”, (“SFAS 165”) , which establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statement are issued or available to be issued. In particular, SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements’ and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. It is effective for interim and annual periods ending after June 15, 2009. The Company has adopted this standard for the period ended September 30, 2009 with no impact on its consolidated financial statements.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

In June 2009, the FASB issued SFAS 166 "Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140." This standard eliminates the concept of a qualifying special purpose entity ("QSPE") and modifies the derecognition provisions in SFAS 140. This statement is effective for financial asset transfers occurring after the beginning of an entity's first fiscal year that begins after November 15, 2009. The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In June 2009, the FASB issued SFAS 167 "Amendments to FASB Interpretation No. 46(R)." This statement amends the consolidation guidance applicable to variable interest entities and is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2009. The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In June 2009, the FASB issued SFAS 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162” (“SFAS 168”).  SFAS 168 provides for the FASB Accounting Standards Codification  (“ASC”) to become the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (GAAP).  The ASC did not change GAAP but reorganizes the literature.  SFAS 168 was effective for interim and annual periods ending after September 15, 2009. The adoption of this statement did not have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”), which clarifies, among other things, that when a quoted price in an active market for the identical liability is not available, an entity must measure fair value using one or more specified techniques. ASU 2009-05 was effective for the first reporting period, including interim periods, beginning after issuance. The Company will adopt the update effective October 1, 2009 and expects the adoption will not have a material impact on its consolidated financial statements.

In September 2009, the FASB issued ASU 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2009-12”). This update permits the measurement of fair value of an investment, within the scope of this update, on the basis of the net asset value per share of the investment if the net asset value of the investment is calculated in a manner consistent with the measurement principles of Topic 946 as of the measurement date, including measurement of all or substantially all of the underlying investments of the investee in accordance with Topic 820.  ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009. The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”). ASU 2009-13 applies to revenue arrangements currently in the scope of FASB ASC Subtopic 605-25, “Multiple Element Arrangements”, and provides principles and application guidance on whether arrangements with multiple deliverables exist, how the deliverables should be separated, and the consideration allocated to the deliverables. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

15.       Capital Disclosures

The Company’s primary objectives with respect to its capital management is to maximize shareholder returns while ensuring that the Company is capitalized in a manner which appropriately supports regulatory requirements, working capital needs and the development of its investments. The Company’s capital management practices are focused on preserving the quality of its financial position by maintaining a solid capital base and strong balance sheet.

The Company’s capital is primarily utilized to support working capital requirements, fund the development of its investments and to identify and evaluate other development stage opportunities. The Company is not subject to externally imposed capital requirements and its investments have complied with all regulatory capital requirements.

To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt instruments. The Company includes equity, comprised of issued common shares, and convertible debt or debentures, in the definition of capital.

16.       Supplemental Cash Flow Disclosure

During the nine month period ended June 30, 2010 and 2009 the Company had cash flows arising from interest paid as follows:

	2010	2009
Interest paid	$15,000	$12,000
Income taxes paid	$-	$-

During the nine month period ended June 30, 2010 and 2009 the Company did not have any non-monetary transactions:

17.	Economic Dependence

A substantial portion of the Company's revenue is derived from management fees charged to investees. The following management fees are recorded in the consolidated financial statements for the nine months ended:

	June 30, 2010	June 30, 2009
InterAmerican	$45,000	$135,000
Gate to Wire	15,000	45,000
	$60,000	$180,000

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For The Three and Nine Months Ended June 30, 2010

18.       Segmented Information

In 2010 and 2009 the Company operated in only one segment known as corporate. All assets and liabilities in these financial statements belong to Gamecorp.

19.	Subsequent Events

On July 2, 2010, the Company entered into an agreement with an arms length party to form Function Mobile Panama Corp. (“Function Mobile Panama”). Function Mobile Panama was formed to pursue mobile sweepstakes opportunities in Panama and pursuant to the agreement Gamecorp acquired a 50% ownership interest in the entity.
On July 14, 2010, the Company announced that John Simmonds resigned as CEO and a director of the Company and Graham Simmonds was appointed Chairman and CEO. Marc Askenasi was appointed as a director and Gary Hokkanen was reappointed as CFO.  Following the resignations and appointments the Company’s board of directors consists of Graham Simmonds, Neal Romanchych, and Marc Askenasi. The officers of the Company are Graham Simmonds, CEO, Carrie Weiler, Corporate Secretary, and Gary Hokkanen, CFO.  Pursuant to the appointments of Graham Simmonds and Gary Hokkanen as officers, the Company entered into new compensation agreements which obligated the Company to pay these individuals (or their services companies) $